UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Rodovia Presidente Dutra, S/No. - KM 134
Eugênio de Melo, São José dos Campos, São Paulo
Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

  Results of Consent Solicitation

On March 17, 2020, Yaborã Indústria Aeronáutica S.A. (“Yaborã”), currently a wholly-owned subsidiary of Embraer S.A. (“Embraer”), issued a press release announcing the results of its consent solicitation process (the “Consent Solicitation”) in which Yaborã obtained the requisite consents from holders of the Notes (as defined below) to amend certain provisions of the indentures governing the Notes (the “Press Release”). A copy of the Press Release was furnished to the Securities and Exchange Commission (the “SEC”) by Yaborã in a Form 6-K filed by Yaborã with the SEC on March 17, 2020 (SEC File Number: 000-56137).

Supplemental Indentures

On March 17, 2020, Yaborã, the issuer of the relevant Notes (as defined below) (as applicable), Embraer and The Bank of New York Mellon (as trustee) entered into the following supplemental indentures (together, the “Supplemental Indentures”):

(a)

a fourth supplemental indenture to the indenture dated June 15, 2012 in respect of the 5.150% Notes due 2022 issued by Yaborã (CUSIP: 29082AAA5; ISIN: US29082AAA51; NYSE Bond Symbol: ERJ/22) (the “2022 Notes”);

(b)

a third supplemental indenture to the indenture dated September 16, 2013 in respect of the 5.696% Notes due 2023 issued by Embraer Overseas Limited and guaranteed by Yaborã (CUSIP 144A Notes: 29081YAD8; CUSIP Reg S Notes: G30376AB6; ISIN 144A Notes: US29081YAD85; ISIN Reg S Notes: USG30376AB69) (the “2023 Notes”);

(c)

a seventh supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã (CUSIP: 29082HAA0; ISIN: US29082HAA05; NYSE Bond Symbol: ERJ/25) (“2025 Notes”); and

(d)

an eighth supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã (CUSIP: 29082HAB8; ISIN: US29082HAB87; NYSE Bond Symbol: ERJ/27) (the “2027 Notes”, and together with the 2022 Notes, the 2023 Notes and the 2025 Notes, the “Notes”).

The Supplemental Indentures implement the Proposed Amendments referred to in the press release issued by Yaborã on March 10, 2020 that was attached as Exhibit 99.1 to the Form 6-K dated March 10, 2020 that was filed by Yaborã with the SEC.

As described in the Press Release, the Supplemental Indentures and the Proposed Amendments contained therein will not become operative unless all conditions to the Consent Solicitation in respect of the relevant series of Notes are satisfied or waived and payment of the Consent Fee referred to in the Press Release in respect of the relevant series of Notes is made, which Yaborã currently expects to occur on or around March 19, 2020.

The execution of the Supplemental Indentures and the matters referred to herein did not result in any change in the security identifiers of the Notes.

This Form 6-K is for informational purposes only. This Form 6-K does not constitute the solicitation of consents with respect to any Notes. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. The Consent Solicitation was made by Yaborã solely pursuant to the Consent Solicitation Statement referred to in the Press Release, which Consent Solicitation Statement sets forth a detailed statement of the terms and conditions of the Consent Solicitation.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial and Investor Relations Officer